LAW OFFICES

SILVER, FREEDMAN & TAFF, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100

WASHINGTON, D.C. 20007

PHONE: (202) 295-4500

FAX: (202) 337-5502

WWW.SFTLAW.COM

May 4, 2012

VIA EDGAR AND COURIER

Michael R. Clampitt, Senior Attorney

Financial Services Group

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Re:           Sound Financial Bancorp, Inc. Registration Statement on Form S-1

Filed March 27, 2012, File Number 333-180385

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Sound Financial Bancorp, Inc. (the “Holding Company”), we enclose herewith for filing Pre-Effective Amendment No. One (the “Amendment”) to the Holding Company’s Registration Statement on Form S-1 relating to the Holding Company’s proposed offering.

The Amendment responds to comments raised by the staff of the Securities and Exchange Commission in its letter dated April 23, 2012 (the “Comment Letter”).  The Holding Company’s responses to the staff’s comments are numbered to correspond to the numbered comments in the Comment Letter. Page numbers referred to in the response refer to the marked copy of the Amendment provided to the staff.

The Amendment is marked to show all revisions to the original submission made on March 27, 2012.

General

1.                                      Before you request acceleration of effectiveness of the registration statement, please confirm that FINRA has no objections to the underwriters’ compensation and has approved the listing.

Response:  A letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering will be provided prior to the effectiveness of the registration statement.

Cover Page of Prospectus

2.                                      Noting the irrevocability of the orders and the simultaneous offerings, clarify what will happen to the community orders if the subscription offering covers all of the shares offered.

Response:  The cover page of the prospectus has been revised in response to this comment.

Summary, page 1

3.                                      We note that your 17 page summary only includes a few sentences (which are on page 1) regarding the business, financial condition and results of operations of Sound Financial, Inc. and Sound Community Bank.  Please revise section entitled “The Companies” to provide “a brief overview of the key aspects of the offering” required by Item 503(a) and the related Instruction including, but not limited to, the following:

•                  the amount of net income and trends in the amount of total assets, loans and deposits;

•                  the concentration of 86 percent of your loan portfolio in real estate in five counties in the state of Washington;

•                  you have a total of five retail offices which are located in the Puget Sound area of Washington state;

•                  the increase in nonperforming loans in 2011;

•                  the economic conditions in your market area, including home value declines and unemployment in your market area; and

•                  disclose, if material, the amount and percentage of your loans that are nonconforming, subprime, “alt A” loans, interest-only and option adjustable rate loans.

Response:  Pages 1- 3 of the prospectus has been revised in response to this comment.

How We Determined the Offering Range, page 5

4.                                      Please revise the second paragraph to identify the factors on which RP Financial considered each member of the peer group to be “comparable to Sound Financial Bancorp.”

Response:  Page 6 of the prospectus has been revised in response to this comment.

Risk Factors, Page 18

5.                                      Please address the risks associated with the concentration of your loan portfolio in real estate loans that are located in four counties in one state.

Response: The first risk factor on page 20 of the prospectus has been revised in response to this comment.

6.                                      Revise to add a risk factor for the continuing MOU or advise the staff why you believe one is not needed.  In this regard, advise us as to any restrictions still in effect for any past or current MOU with regulatory authorities.

Response:  Please be advised that the MOU was terminated in March, 2012.  Accordingly, the Holding Company submits no additional risk factor is required.

Deteriorations in the housing real estate market… page 18

7.                            Revise this risk factor to quantify various measures to which you refer including the following:

•                  the “increased loan-to-value ratios” in your portfolio;

•                  the “declines in home prices” in your particular market area;

•                  “significant increases in our non-performing assets, provision for loan losses and net charge-offs;”

•                  “valuation adjustments on our loan portfolio and real estate owned:” and

•                  The aggregate amount of your loans in which “borrowers have little or no equity.”

Response:  As discussed with the staff, please be advised that the “increased loan-to-value ratios” and the aggregate amount of loans in which “borrowers have little or no equity” is not quantifiable because the Holding Company would need to know the current value of each loan in its residential loan portfolio in order to calculate these amounts.  Additional disclosure has been added, however, on pages 20-21 of the prospectus to disclose the other information requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

8.                            Please revise this section to provide an analysis of any Memorandum of Understandings that you had and have with federal and/or state regulators.  Provide analysis of the issues identified by regulators, such as, your capital level, the amount of classified assets, and the amount of brokered deposits and any restrictions imposed.  In addition, identify any restrictions still in effect as well as what you have done to address the problems.

Response:  Additional disclosure has been added to the overview section of the Management’s Analysis and Discussion on pages 46-47 of the prospectus in response to this comment.

Average Balances, Net Interest Income, Yields Earned and Rates Paid, Page 52

9.                            Please revise your table to include information for the last five fiscal years.  Refer to the preface and section I of Industry Guide 3.

Response:  Please be advised that pursuant to the instructions to Guide 3, the table requires information for the last three fiscal years.  Accordingly, no additional disclosure is required.

Business, page 60

10.                     Please consider revising the section entitled “Market Area” in paragraphs three, four, five, six and seven to update the various unemployment rates for the Seattle MSA and each county to disclose rates as of March 2012 as published by the Bureau of Labor Statistics.

Response:  Additional disclosure has been added to the Market Area section of the prospectus on pages 62-63 of the prospectus in response to this comment.

One to Four- Family Real Estate Lending, page 65

11.                               Please tell us whether you have any significant concentration of insurance from any Private Mortgage Insurer for your mortgage balances that exceed 80% LTV.

Response:  Please be advised that at December 31, 2011, only $7.0 million in loans outstanding had PMI covering a PMI loss exposure of approximately $919,000, of which $906,000 is covered by one insurer.  Due to the immaterial amount of the portfolio covered by PMI, the Holding Company submits additional disclosure is not warranted.

* * * * *

We will provide requests from the Holding Company and from Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them. Additionally, in response to the staff’s request, the Holding Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Holding Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4513 or Mike Sadow at (202) 295-4526.

Very truly yours,

/s/ Dave M. Muchnikoff

Dave M. Muchnikoff

cc: (Hard copy by messenger)

Todd K. Schiffman, Assistant Director

Mail Stop 4561

Jonathan Gottlieb, Staff Attorney

Mail Stop 4561